Filed pursuant to Rule 424(b)(3)

Registration No. 333-239940

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated July 27, 2020)

Nikola Corporation

Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2020 (the “Current Report”), other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed with the Securities and Exchange Commission. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On September 30, 2020, the closing price of our Common Stock was $20.48.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 1, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 29, 2020

Nikola Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or Other Jurisdiction of	(Commission File Number)	(I.R.S. Employer
Incorporation)		Identification No.)

4141 E Broadway Road	85040
Phoenix, AZ	(Zip Code)
(Address of principal executive offices)

(480) 666-1038

(Registrant’s telephone number,

including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 29, 2020, the Board appointed Steven M. Shindler to serve as a member of the Board of Directors (the “Board”) of Nikola Corporation (the “Company”). Mr. Shindler was designated a Class I director and will stand for re-election at the Company’s annual meeting of stockholders in 2021. Mr. Shindler was appointed chair of the audit committee of the Board.

Also on September 29, 2020, Lonnie R. Stalsberg, a member of the Board, resigned from the Board, including all committees thereof, effective immediately.

In connection with Mr. Shindler’s appointment, on September 29, 2020, Stephen J. Girsky, the Chairman of the Board, resigned as a Class I director and was immediately re-appointed as a Class III director. Mr. Girsky remains Chairman of the Board and will stand for re-election at the Company’s annual meeting of stockholders in 2023.

Mr. Shindler, age 57, served as Chief Financial Officer of VectoIQ Acquisition Corp. (“VectoIQ”), our predecessor company, from January 2018 through the completion of the business combination in June 2020. Mr. Shindler is a director of NII Holdings, Inc., a holding company that previously owned providers of wireless communication services under the Nextel brand in Latin America. Mr. Shindler served as Chief Executive Officer of NII from 2012 to August 2017 as well as from 2000 to 2008. Mr. Shindler served as Executive Vice President and Chief Financial Officer of Nextel Communications, Inc., a wireless service operator, from 1996 to 2000. Prior to joining Nextel, Mr. Shindler was Managing Director of Communications Finance at The Toronto Dominion Bank, one of the largest suppliers of capital to the wireless industry. Mr. Shindler is also a founding partner of RIME Communications Capital, a firm that has invested in early stage media, tech and telco companies. Mr. Shindler holds a bachelor of arts in economics from the University of Michigan and an MBA from Cornell University. In connection with Mr. Shindler’s appointment to the Board, Mr. Shindler will enter into the Company’s standard form of indemnification agreement.

Mr. Shindler will receive compensation for his service as a non-employee director, as described under the heading “Directors and Executive Officers—Director Compensation” in Item 2.01 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2020.

Mr. Shindler has no family relationships with any of the Company’s directors or executive officers. Following the consummation of the business combination with VectoIQ, VectoIQ Holdings, LLC, the sponsor of VectoIQ, dissolved and transferred shares of the Company’s common stock and warrants to purchase shares of common stock to certain individuals and entities, including 359,409 shares of common stock and warrants to purchase 30,000 shares of common stock to Mr. Shindler.

Item 7.01	Regulation FD Disclosure.

On October 1, 2020, the Company issued a press release entitled “Nikola Appoints Steve Shindler to Board of Directors,” a copy of which is furnished as Exhibit 99.1 hereto.

The information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1^	Press release issued by the Company dated October 1, 2020.
104	Cover Page Interactive Data File (formatted as Inline XBRL).

^	This Exhibit is furnished herewith and will not be deemed “filed” for purposes of Section 18 of the Exchange Act or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933 except to the extent that Nikola Corporation specifically incorporates it by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2020

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer and Secretary

Exhibit 99.1

FOR IMMEDIATE RELEASE

Nikola Appoints Steve Shindler to Board of Directors

PHOENIX, October 1, 2020 — Nikola Corporation (NASDAQ: NKLA) today announced that it has appointed Steve Shindler as a new independent director. In connection with his appointment, the Nikola Board of Directors has named Shindler Chair of the Audit Committee. The Company also announced today that Lonnie Stalsberg has decided to retire after more than three years on the Nikola Board.

Shindler is a seasoned executive who brings significant corporate financial management and strategic planning experience to Nikola’s Board. He most recently served as Chief Financial Officer of VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company focused on opportunities in the industrial technology, transportation and smart mobility industries, until its business combination with Nikola Corporation in June 2020. In addition, he also serves as a director of NII Holdings, Inc., a holding company that previously owned providers of wireless communication services under the Nextel brand in Latin America. Prior to joining VectoIQ, Shindler served as Chief Executive Officer of NII from December 2012 until August 2017. He also served as Executive Chair of NII from February 2008 to July 2012 and as CEO from 2000 until February 2008. Before joining NII, Shindler was Executive Vice President and CFO of Nextel Communications from 1996 to 2000.

“We are pleased to welcome a leader of Steve’s caliber to the Nikola Board,” said Steve Girsky, Chairman of Nikola’s Board of Directors. “With his strong financial acumen, Steve’s talents will complement the diverse skills and experience of our current directors, and I am confident he is well-positioned to serve as Chair of the Audit Committee. Importantly, I know Steve shares our vision of leaving the world a better place. We look forward to benefiting from Steve’s financial and operational insights as we continue to execute on our strategy and deliver on our milestones.”

“I am honored to join the Nikola Board of Directors,” said Shindler. “Nikola’s zero-emission energy and transportation solutions are increasingly important as policymakers worldwide adopt stricter emissions standards and shift toward prioritizing sustainability. I look forward to working closely with my fellow Board members to continue building on Nikola’s momentum and create value for shareholders.”

Girsky added, “We thank Lon for his many contributions to the Nikola Board over the past three years, and wish him all the best.”

ABOUT STEVE SHINDLER:

Steve Shindler is a Director of NII Holdings, Inc. a holding company that previously owned providers of wireless communication services under the Nextel brand in Latin America. From 2018 – June 2020, Shindler served as Chief Financial Officer of VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company focused on opportunities in the industrial technology, transportation and smart mobility industries. Previously, Shindler served as Chief Executive Officer of NII from 2012 until August of 2017 as well as from 2000 to 2008. As Chief Executive Officer, he successfully transformed NII from a start-up operation into a leading wireless provider with nearly 11.5 million subscribers. In recent years, he oversaw a financial restructuring of the company that included sales of its core businesses in Mexico, Peru, Argentina, Chile and Brazil. Shindler joined Nextel Communications, Inc. in 1996 as Executive Vice President and Chief Financial Officer. Prior to joining Nextel, Shindler was Managing Director of Communications Finance at The Toronto Dominion Bank, one of the largest suppliers of capital to the wireless industry. Shindler is also a founding partner of RIME Communications Capital, a firm that has invested in early stage media, tech and telco companies. Shindler graduated with a Bachelor of Arts in economics from the University of Michigan and earned his Masters of Business Administration from Cornell University.

ABOUT NIKOLA CORPORATION:

Nikola Corporation is globally transforming the transportation industry. As a designer and manufacturer of zero-emission battery-electric and hydrogen-electric vehicles, electric vehicle drivetrains, vehicle components, energy storage systems, and hydrogen station infrastructure, Nikola is driven to revolutionize the economic and environmental impact of commerce as we know it today. Founded in 2015, Nikola Corporation is headquartered in Phoenix, Arizona. For more information, visit www.nikolamotor.com or Twitter @nikolamotor.

FORWARD LOOKING STATEMENTS

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the company’s expectations regarding its business, business model and strategy; the company’s expectations regarding its projected truck builds and related specifications; the company’s expectations for its trucks and market acceptance of electric trucks; and market opportunity. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Nikola’s management and are not predictions of actual performance. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including but not limited to general economic, financial, legal, regulatory, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; the outcome of legal proceedings to which Nikola is, or may become a party; failure to realize the anticipated benefits of the recently completed business combination; the conversion of pre-orders into binding orders; risks related to the rollout of Nikola’s business and the timing of expected business milestones; the effects of competition on Nikola’s future business; the availability of capital; and the other risks detailed from time to time in Nikola’s reports filed with the Securities and Exchange Commission, including its quarterly report on Form 10-Q for the quarter ended June 30, 2020 and other documents Nikola files with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These forward-looking statements speak only as of the date hereof and Nikola specifically disclaims any obligation to update these forward-looking statements.

SELL-SIDE ANALYST / INSTITUTIONAL INVESTOR INQUIRIES:

Kim Brady

kim.brady@nikolamotor.com

MEDIA CONTACTS:

Nicole Rose

nicole.rose@nikolamotor.com

480-660-6893

Colleen Robar

crobar@robarpr.com

313-207-5960

Tim Lynch / Tim Ragones

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449